[Letterhead of Phoenix Technologies Ltd.]

November 28, 2005

COVER LETTER VIA EDGAR AND FEDERAL EXPRESS

SUPPLEMENTAL MATERIALS VIA FEDERAL EXPRESS

Mr. Brad Skinner

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Technologies Ltd.

Form 10-K for the Fiscal Year Ended September 30, 2004

Form 10-Q for the Fiscal Quarter Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Forms 8-K Dated September 30, 2005 and October 11, 2005

(SEC File No. 0-17111)

Dear Mr. Skinner:

This letter sets forth the responses of Phoenix Technologies Ltd. (the “Company” or “Phoenix”) to the comments set forth in the Staff’s letter dated November 3, 2005 in connection with the Company’s Form 10-K for the fiscal year ended September 30, 2004, Form 10-Q for the fiscal quarter ended December 31, 2004, Form 10-Q for the fiscal quarter ended March 31, 2005, Form 10-Q for the fiscal quarter ended June 30, 2005 and Forms 8-K dated September 30, 2005 and October 11, 2005. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, Phoenix requests that all supplemental materials provided to the Staff be returned to Phoenix upon completion of the Staff’s review.

Form 10-K for the year ended September 30, 2004

Accounting Comments

Comment No. 1

We note your response to previous comment No. 2. In your response you indicate that the company follows the revenue recognition criteria outlined in paragraph 8 of SOP 97-2. Your response does not address how each of the criteria within paragraph 8 is actually met in order to support revenue recognition. Within the example you have provided, you indicate that you recognize revenue based on estimated future consumption. Explain why this estimation process is sufficient to meet the revenue recognition criteria:

•	fees being fixed and determinable,

Mr. Brad Skinner

November 28, 2005

•	delivery has occurred, and

•	collectibility is probable.

Your response should address in specific detail how each of the revenue recognition criteria within paragraph 8 of SOP 97-2 has been met. Provide us with copies of your volume purchase agreements which would help us to understand your accounting treatment under these arrangements.

Response to Comment No. 1

Volume purchase agreements (“VPAs”) are purchases by customers of a specified number of units at a specified price. There typically are no undelivered elements at the consummation of the arrangement. However, as discussed below, we defer that portion of the fee relating to units that our customers forecast will not be consumed within 90 days from the end of an accounting period.

We will address each of the criteria in paragraph 8 of SOP 97-2, but the basic difference between what we believe to be the Staff’s concern and the application of our policy is this: we do not accrue future revenue on VPAs; rather, we defer a portion of the VPA fee.

License fees from VPAs are recognized once all four of the criteria, as set forth in paragraph 8 of SOP 97-2, are met. Specifically, prior to recognizing any VPA revenues:

1.	Persuasive evidence of an arrangement exists. Phoenix’s practice is to obtain a written contract (“Technology License and Service Agreement” or “TLSA”), which is signed by an authorized Phoenix representative and by an authorized customer representative.

Pursuant to a VPA Technology License and Service Agreement, customers commit to a non-refundable, non-cancelable payment for an agreed-upon number of units. Once a TLSA has been duly executed by both parties, persuasive evidence of an arrangement is deemed to exist.

Mr. Brad Skinner

November 28, 2005

2.	Delivery has occurred. Phoenix’s method of delivery is physical shipment or electronic delivery of the software. Phoenix delivers source code for its Core System Software (BIOS) products and object code for its Application products.

In a VPA arrangement, the delivery criterion is typically met when the source or object code for all products purchased are physically or electronically delivered to the customer. At that point, rights of ownership and use are transferred to the customer and Phoenix has no further obligations under the arrangement.

3.	Collection of fees is probable. Phoenix does not recognize revenue unless a customer is creditworthy and collection is probable. To assess the probability of collection, Phoenix will review a customer’s financial statements, guarantees and/or Dun and Bradstreet reports to determine customer creditworthiness. For existing customers, Phoenix will also review the customer’s payment history to determine creditworthiness and collectibility.

All VPA customers are reviewed for their creditworthiness. Collection of the fee must be deemed probable prior to recognition of revenue in accordance with SOP 97-2.

4.	Fees recognized are fixed or determinable. Phoenix does not recognize fees unless they are fixed or determinable.

VPA license fees due are non-refundable and non-cancelable. Customers are contractually liable for all fees irrespective of the number of units distributed or copied, or whether the expected number of users is known. In addition, no contractual right of return or other form of protection to the customer exists within our VPA arrangements.

Despite there being no contractual right of return or other form of protection to the customer in the VPAs, management believes that fees relating to units expected to be consumed beyond 90 days from the end of a given accounting period may be subject to pricing risk or other adjustments due to changing customer needs and rapid or unanticipated technology changes. Therefore, in accordance with paragraphs 27 and 30 of SOP 97-2, it has been our long-standing policy that such fees are deemed to be not fixed or determinable.

Since anticipated customer consumption is typically known 90 days prior to the actual consumption dates, we believe the risk of pricing and other concessions lapse at such point. Therefore, only those fees attributable to units which our customers forecast and report to us that are expected to be consumed within the following 90 days are deemed fixed or determinable.

Mr. Brad Skinner

November 28, 2005

As requested, two sample contracts are enclosed for your review.

* * * * *

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 570-1051 if you have any further comments or follow-up questions.

Sincerely,

/s/ Scott C. Taylor
Scott C. Taylor
Vice President, General Counsel and Secretary

Enclosure

cc:	Alan Talkington, Orrick, Herrington & Sutcliffe LLP